BY EDGAR	13 October 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
United States

Re:	GlaxoSmithKline plc (the “Company”) Annual Report on Form 20-F for the Fiscal Year Ended 31 December 2010 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 31 May 2011 (the “31 May Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2010 (“2010 Annual Report”) (File No. 001-15170) that we filed with the Commission on 4 March 2011.  We responded to the 31 May Comment Letter by letter dated 28 June 2011, and the Staff provided certain additional comments by letter dated 21 July 2011 (the “21 July Comment Letter”).  We engaged in two discussions by telephone with the Staff regarding the 21 July Comment Letter and then responded by letter dated 2 September 2011 (the “2 September Response Letter”).

Subsequently, we have had a further telephone discussion with the Staff and wish to propose additional disclosures to be included in future annual reports on Form 20-F in response to comments 2 and 3 in the 21 July Comment Letter.  For convenience, we have retained the same numbering as the 21 July Comment Letter and have reproduced the Staff’s comments and provided our responses immediately below.

Registered in England & Wales No. 3888792 Registered office 980 Great West Road Brentford, Middlesex. TW8 9GS

Mr. Jim Rosenberg, page 2

Notes to the financial statements
29 Other provisions, page 148

2.
We believe the quantitative disclosures outside of the financial statements specified in SAB Topic 5Y Question 3 should be made for product liability claims, such as aggregate settlement costs, number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. We also believe that historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity should also be disclosed pursuant to the SAB. Please provide us proposed disclosure to be included in an amendment to your filing addressing all of these disclosures.

In response to the Staff’s comment, we propose to expand the disclosure given in Note 44, ‘Legal proceedings’, in future annual reports on Form 20-F by indicating for each of the disputes in the ‘Product liability’ category, the ‘Sales and marketing and regulation’ category, and the ‘Anti-trust/competition’ category, whether the Group has made a provision for the likely outcome of the dispute or whether the Group has not been able to make a reliable estimate of the expected financial effect, if any, of the dispute and, thus, has made no provision for the matter.  If the Group has taken a provision for a particular dispute, we would also state in Note 29, ‘Other provisions’, that the provision in respect of such matter has been included in the ‘Legal and other disputes’ category of provisions.

3.
Please refer to prior comment two. Please provide us proposed disclosure to be included under Financial Review 2010 on page 34 in an amendment to your filing of the new information, specific events or other factors that determined your recognition in 2010, instead of earlier periods, of legal obligations for the US Government investigation of your former manufacturing site at Cidra, Puerto Rico, Paxil product liability and anti-trust litigation, the US Attorney’s investigation into your US sales and promotional practices and Avandia product liability cases.

As we advised in our 2 September Response Letter, the Group recognised the £4.111 billion legal charge in 2010 in accordance with our stated accounting policy for legal and other disputes set out in Note 2, ‘Accounting principles and policies’.  Management’s judgement was, based on the advice of internal and external legal advisors, that during 2010 various disputes had either reached the stage where we considered that it was probable there would be an outflow of resources from the Group and that we could make a reliable estimate of that outflow, or had developed such that our estimate of the probable outflow had changed sufficiently to require an increase in the provision previously recognised.

If, in future years, the Group were to take a further material legal charge, we would undertake to include in the relevant annual report’s ‘Financial review’ section a discussion of the factors that gave rise to the charge.  While the specific disclosure would be dependent on the particular facts and circumstances surrounding the events giving rise to the charge, the following is an example of the form the discussion could take based on events in 2010:

Mr. Jim Rosenberg, page 3

‘During the second quarter of 2010, the Group reached settlements and agreements in principle to settle a number of significant legal disputes and recorded a charge in respect of those disputes of £1.57 billion.

The settlements and agreements in principle to settle included an investigation by the US Government of the Group’s former manufacturing facility at Cidra, Puerto Rico, product liability and anti-trust litigation relating to Paxil, product liability cases regarding Avandia in the USA, and an investigation by the US Government into the Group’s sales and marketing practices in the USA.

By the end of the fourth quarter, the Group had reached agreement with the US Government in respect of the investigation at Cidra, Puerto Rico, and the Group agreed to pay $750 million in penalties. Also, by the end of the fourth quarter, for Avandia, a significant number of new claims had been filed against the Group in part as a result of the action of the US Food and Drug Administration on 23 September 2010 to restrict the use of Avandia in the USA.  The Group also managed to settle a large number of cases relating to Paxil in the fourth quarter.  Similarly, discussions with the US Government with regard to sales and promotional practices had progressed to such an extent that the Group was able to revise its estimate of the potential monetary penalties that possibly could be assessed against the Group to resolve the investigation.  The settlement process involving discussions with plaintiffs’ lawyers and government prosecutors for these matters facilitated the Group’s ability to make updated assessments of the potential exposure the Group faced in each of these matters, and the legal charge for the full year was increased to £4.111 billion.’

We also propose to explain in more detail the process followed and the factors considered by the Group in providing for legal and other disputes by including the following additional explanatory text in the ‘Critical accounting policies’ section of the ‘Business review’ in future annual reports on Form 20-F:

‘In accordance with the requirements of IAS 37, ‘Provisions, contingent liabilities and contingent assets’ GSK provides for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group.  The Group may become involved in significant legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, appropriate disclosure about such cases would be included, but no provision would be made.  This position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements.

Mr. Jim Rosenberg, page 4

Like many pharmaceutical companies, the Group is faced with various complex product liability, anti-trust and patent litigation, as well as investigations of its operations conducted by various governmental regulatory agencies.  Throughout the year, the General Counsel of the Group, as head of the Group’s legal function, and the Senior Vice President and Head of Global Litigation for the Group, who is responsible for all litigation and government investigations, routinely brief the Chief Executive Officer, the Chief Financial Officer and the Board of Directors on the significant litigation pending against the Group and governmental investigations of the Group.  These meetings, as appropriate, detail the status of significant litigation and governmental investigations and review matters such as the number of claims notified to the Group, information on potential claims not yet notified, assessment of the validity of claims, progress made in settling claims, recent settlement levels and potential reimbursement by insurers.   The meetings also include an assessment of whether or not there is sufficient information available for the Group to be able to make a reliable estimate of the potential outcomes of the disputes.  Often, external counsel assisting the Group with various litigation matters and investigations will also assist in the briefing of the Board and senior management.  Following these discussions, for those matters where it is possible to make a reliable estimate of the amount of a provision, if any, that may be required, the level of provision for legal and other disputes is reviewed and adjusted as appropriate.’

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If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely, /s/ Simon Dingemans Simon Dingemans Chief Financial Officer

cc:
Mr. Frank Wyman, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Andy Kemp, PricewaterhouseCoopers LLP
Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP
Mrs. Victoria Whyte, GlaxoSmithKline
Ms. Lisa DeMarco, GlaxoSmithKline
Mr. Christopher Buckley, GlaxoSmithKline